UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Century Communities, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156504300

(CUSIP Number)

Dale Francescon

8390 East Crescent Parkway, Suite 650

Greenwood Village, CO 80111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 156504300

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DF Century, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,079,762 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,079,762 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,079,762
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.88% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Consists of 2,079,762 shares of Common Stock directly held by DF Century, LLC, an entity controlled by Mr. Dale Francescon.
(2)	This percentage is based on 21,042,312 shares of Common Stock of the Issuer outstanding as of October 26, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, as filed with the Securities and Exchange Commission on November 2, 2016.

SCHEDULE 13G

CUSIP No. 156504300

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dale Francescon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 463,778 (1)
	6	SHARED VOTING POWER 2,079,762 (2)
	7	SOLE DISPOSITIVE POWER 463,778 (1)
	8	SHARED DISPOSITIVE POWER 2,079,762 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,543,540
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.09% (3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of 463,778 shares of Common Stock directly held by Mr. Dale Francescon as an individual.
(2)	Consists of 2,079,762 shares of Common Stock directly held by DF Century, LLC, an entity controlled by Mr. Dale Francescon.
(3)	This percentage is based on 21,042,312 shares of Common Stock of the Issuer outstanding as of October 26, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, as filed with the Securities and Exchange Commission on November 2, 2016.

SCHEDULE 13G

CUSIP No. 156504300

Item 1.

(a)	Name of Issuer

Century Communities, Inc.

(b)	Address of Issuer’s principal executive offices

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

Item 2.

(a)	Name of persons filing

DF Century, LLC

Dale Francescon

(b)	Address or principal business office or, if none, residence

The principal address of DF Century, LLC and Mr. Dale Francescon is:

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

(c)	Citizenship

DF Century, LLC is a limited liability company formed under the laws of the State of Colorado.

Mr. Francescon is a citizen of the United States of America.

(d)	Title of class of securities

Common Stock, par value $0.01 per share

(e)	CUSIP No.

156504300

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

SCHEDULE 13G

CUSIP No. 156504300

Item 4.	Ownership.

DF Century, LLC: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of DF Century, LLC’s cover page and is incorporated herein by reference.

Dale Francescon: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of Mr. Dale Francescon’s cover page and is incorporated herein by reference.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

SCHEDULE 13G

CUSIP No. 156504300

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017	DF Century, LLC

	By:	/s/ Dale Francescon
		Name:	Dale Francescon
		Title:	Sole Member

/s/ Dale Francescon
Dale Francescon